April 18, 2019

G. Bradley Cole
Chief Financial Officer
Genomic Health, Inc.
301 Penobscot Drive
Redwood City, CA 94063

       Re: Genomic Health, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 8-K filed November 6, 2018
           Response dated February 26, 2019
           File No. 000-51541

Dear Mr. Cole:

       We have reviewed your February 26, 2019 response to our comment letter and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to the prior comment is to the comment in our February 15, 2019 letter.

Form 8-K filed November 6, 2018

Exhibit 99.1, page 1

1. Your response to comment 1 indicates that you believe that the upfront and milestone payments made to Biocartis do not represent your ongoing operating activities and their exclusion from the financial results on a non-GAAP basis provides investors with useful information about your ongoing operating activities. Please tell us how you considered
      Question 100.01 of the Division's Non-GAAP Financial Measures Compliance and
      Disclosure Interpretations in determining whether these adjustments represent normal, recurring, cash operating expenses necessary to operate your business. Your analysis should separately address the license fees, option fees and milestone payments made to
      Biocartis that have been included in your adjustments to arrive at your non-GAAP measures.
 G. Bradley Cole
Genomic Health, Inc.
April 18, 2019
Page 2

      You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at
(202) 551-
3650 with any questions.



                                                        Sincerely,
FirstName LastNameG. Bradley Cole
                                                        Division of Corporation
Finance
Comapany NameGenomic Health, Inc.
                                                        Office of Beverages,
Apparel and
April 18, 2019 Page 2                                   Mining
FirstName LastName